UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15048263

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greene Holcomb & Fisher LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 South 7th Street 54th Floor
(No. and Street)

Minneapolis MN 55402
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. Hunt Greene 612-904-5701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

7601 France Ave. S., Ste 400, Minneapolis, MN 55435
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED
2015 FEB 20 PM 12:55
SEC / MR

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Hunt Greene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greene Holcomb & Fisher LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

R. Hunt Greene
Managing Director
Title

Notary Public

REBECCA SEARS JACKSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. NONE

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greene Holcomb & Fisher LLC

Statements of Financial Position
December 31, 2014 and 2013

Assets	2014	2013
Cash	$1,396,446	$ 662,249
Interest-bearing deposits	-	400,000
Fixed assets, net	317,259	369,115
TOTAL ASSETS	$1,713,705	$ 1,431,364
Liabilities and Members' Equity		
Other liabilities	$ -	$ -
Members' equity	1,713,705	1,431,364
TOTAL LIABILITIES AND MEMBERS' EQUITY	$1,713,705	$ 1,431,364

See accompanying notes to financial statements.

Greene Holcomb & Fisher LLC

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2014

		2014
Net capital:		
Total members' equity	$	1,713,705
Deductions and/or charges:		
Nonallowable assets -		
Fixed assets, net		317,259
Net capital before haircuts on securities positions		1,396,446
Haircuts on securities	$	-
Net capital	$	1,396,446
Aggregate indebtedness:		
Other liabilities	$	-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$	-
Minimum dollar requirement		5,000
Net capital requirement	$	5,000
Excess net capital at required minimum dollar amount	$	1,391,446
Ratio: Aggregate indebtedness to net capital		0.00 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014, Part IIA FOCUS filed in January 2015.

WIPFLi LLP

Independent Accountant's Report for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Members
Greene Holcomb & Fisher LLC
Minneapolis, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which Greene Holcomb & Fisher LLC (the "Company") stated that the Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. 240 15c3-3 ("the Rule") and that the Company had no such obligations throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's assertion that they had no obligations under the Rule. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Wipfli LLP

Minneapolis, Minnesota
February 6, 2015

Greene Holcomb & Fisher LLC's Exemption Report

Greene Holcomb & Fisher LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.

The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

The Company hereby affirms that, to the best of its knowledge and belief, this Exemption Report is true and correct in all material respects in respect of the most recent fiscal year commencing on January 1, 2014 and ending on December 31, 2014.

By: R. H. [signature]

Name: R. Hunt Greene

Title: Man. Dir.

Dated: February 6, 2015

WIPFLi LLP

Independent Accountant's Agreed-Upon Procedures Report On Schedule of Assessment and Payments (From SIPC-7)

Members
Greene Holcomb & Fisher LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Greene Holcomb & Fisher LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Greene Holcomb & Fisher LLC's compliance with the applicable instructions of Form SIPC-7. Greene Holcomb & Fisher LLC's management is responsible for Greene Holcomb & Fisher LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants (AICPA). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including evaluation of the Company's bank statement, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Minneapolis, Minnesota
February 6, 2015